                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Northwest Biotherapeutics, Inc.
                      -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   66737P 10 5
                                  ------------
                                 (CUSIP Number)

                                 Linda F. Powers
                                Managing Director
                         7600 Wisconsin Ave., 7th Floor
                               Bethesda, MD 20814
                               Tel:(240) 497-4065
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 12, 2004
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 9 pages

CUSIP No. 66737P 10 5                                       SCHEDULE 13D
          -----------

-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons:  SS or I.R.S. Identification Nos. of Above Persons:

         Toucan Capital Fund II, L.P.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a) :X
                                                                                        (b) :

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

         WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power                                    15,113,699 (1)
Beneficially Own
By Each Reporting
Person With                (8)      Shared Voting Power


                           (9)      Sole Dispositive Power                               15,113,699 (1)


                          (10)      Shared Dispositive Power

-------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person


-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]



-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                              44.3% (2)


  (14)   Type Of Reporting Person                                                        PN


-------------------------------------------------------------------------------------------------------------------


(1) Consists of 15,113,699 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under three 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $600,000.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.



                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5                                       SCHEDULE 13D
          -----------

-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons:  SS or I.R.S. Identification Nos. of Above Persons:

         Toucan General II, LLC
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a) : X
                                                                                        (b) :

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

         OO

-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization


-------------------------------------------------------------------------------------------------------------------
Number Of Shares  (7)      Sole Voting Power                                            15,113,699 (1)
Beneficially Owned
By Each Reporting
Person With                (8)      Shared Voting Power


                           (9)      Sole Dispositive Power                              15,113,699 (1)


                          (10)      Shared Dispositive Power

-------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person


-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                             44.3%


-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                       OO



-------------------------------------------------------------------------------------------------------------------

(1) Consists of 15,113,699 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under three 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $600,000 held by Toucan Capital Fund II, L.P.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.



                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5                                       SCHEDULE 13D
          -----------


-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons:  SS or I.R.S. Identification Nos. of Above Persons:

         Toucan Management, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) : X
                                                                                        (b) :

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

         OO
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization


-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power                                    15,113,699 (1)
Beneficially Owned
By Each Reporting
Person With                (8)      Shared Voting Power


                           (9)      Sole Dispositive Power                               15,113,699 (1)


                          (10)      Shared Dispositive Power

-------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person


-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                              44.3%


-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                        OO


-------------------------------------------------------------------------------------------------------------------


(1) Consists of 15,113,699 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under three 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $600,000 held by Toucan Capital Fund II, L.P.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.



                      SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5                                       SCHEDULE 13D
          -----------


-------------------------------------------------------------------------------------------------------------------
  (1)   Names of Reporting Persons:  SS or I.R.S. Identification Nos. of Above Persons:

        Linda Powers
-------------------------------------------------------------------------------------------------------------------
  (2)   Check The Appropriate Box If A Member Of A Group                                (a) : X
                                                                                        (b) :

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  OO

-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)


-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization


-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power
Beneficially Owned
By Each Reporting
Person With                (8)      Shared Voting Power                                  15,113,699 (1)


                           (9)      Sole Dispositive Power


                           (10)     Shared Dispositive Power                             15,113,699 (1)


-------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person


-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                              44.3%


-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                        IN


-------------------------------------------------------------------------------------------------------------------

(1) Consists of 15,113,699 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under three 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $600,000 held by Toucan Capital Fund II, L.P.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.



                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5                                       SCHEDULE 13D
          -----------

-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons:  SS or I.R.S. Identification Nos. of Above Persons:

         Robert Hemphill, Jr.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a): X
                                                                                        (b):

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  OO
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization


-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power
Beneficially Owned
By Each Reporting
Person With                (8)      Shared Voting Power                                 15,113,699 (1)


                           (9)      Sole Dispositive Power


                          (10)      Shared Dispositive Power                            15,113,699 (1)

-------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person


-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                             44.3%


-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                       IN


-------------------------------------------------------------------------------------------------------------------

(1) Consists of 15,113,699 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under three 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $600,000 held by Toucan Capital Find II, L.P.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.



                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5                                       SCHEDULE 13D
          -----------


-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons:  SS or I.R.S. Identification Nos. of Above Persons:

         Bruce Robertson, Ph.D.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a): X
                                                                                        (b):

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  OO

-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)


-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization


-------------------------------------------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power
Beneficially Owned
By Each Reporting
Person With                        (8)      Shared Voting Power                         15,113,699 (1)


                                   (9)      Sole Dispositive Power

                                   (10)     Shared Dispositive Power                    15,113,699 (1)


-------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person


-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                             44.3%


-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                       IN


-------------------------------------------------------------------------------------------------------------------


(1) Consists of 15,113,699 shares of Common Stock, par value $.001 ("Common Stock") currently issuable upon conversion of principal and interest due under three 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $600,000 held by Toucan Capital Fund II, L.P.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.



                       SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Northwest Biotherapeutics, Inc., a Delaware corporation (the "Company"), and is being filed on behalf of the undersigned to amend and restate in its entirety Section 5 of the Schedule 13D originally filed on May 6, 2004 (the "Schedule 13D"). The information provided in the Schedule 13D remains unchanged except to the extent amended herein. The principal executive offices of the Company are located at 21720 23rd Drive S.E., Suite 100, Bothell, Washington, 98021. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 to the Schedule 13D is amended by deleting Item 5 in its entirety and inserting the following in lieu thereof:

         As of the date of this Amendment No. 1 to the Schedule 13D, the aggregate principal amount of, and accrued interest on, the Bridge Notes held by Toucan Capital is $604,548 and the conversion price of the Bridge Notes is $0.0400 per share. Accordingly, each of the Filing Persons may be deemed to beneficially own 15,113,699 shares of Common Stock. As of May 12, 2004, such shares, based on the capitalization of the Company as represented to Toucan Capital by the Company in the Recapitalization Agreement, constitute 44.3% of the Common Stock.

         Other than the transactions described above, no transactions in the Common Stock of the Company have been effected by the Filing Persons during the past 60 days.

         To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated May 12, 2004

                           TOUCAN CAPITAL FUND II, L.P.


                           BY:  /s/ Linda Powers
                               -------------------------------------------------
                           NAME: Linda Powers
                                 -----------------------------------------------
                           TITLE: Managing Director
                                  ----------------------------------------------

                           TOUCAN GENERAL II, LLC


                           BY:  /s/ Linda Powers
                               -------------------------------------------------
                           NAME: Linda Powers
                                 -----------------------------------------------
                           TITLE: Managing Member
                                  ----------------------------------------------

                           TOUCAN MANAGEMENT, LLC


                           BY:  /s/ Linda Powers
                               -------------------------------------------------
                           NAME: Linda Powers
                                 -----------------------------------------------
                           TITLE: Managing Member
                                  ----------------------------------------------


                           /s/ Linda Powers
                           -----------------------------------------------------
                           LINDA POWERS


                           /s/ Robert Hemphill, Jr.
                           -----------------------------------------------------
                           ROBERT HEMPHILL, JR.


                           /s/ Bruce Robertson, Ph.D.
                           --------------------------------------------
                           BRUCE ROBERTSON, PH.D.